February 26, 2014 VIA EDGAR Mr. Duc Dang, Special Counsel Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549	Seth K. Weiner 404-504-7664 sweiner@mmmlaw.com www.mmmlaw.com

Re:	United Development Funding Income Fund V

Confidential Draft Registration Statement on Form S-11

Submitted December 5, 2013

CIK No. 0001551330

Dear Mr. Dang:

On behalf of United Development Funding Income Fund V (the “Company”), please find transmitted herewith for filing the Company’s revised Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on February 26, 2014 (CIK No. 0001551330) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

The revised Registration Statement is being filed principally in response to comments of the Commission’s staff (the “Staff”) set forth in the Commission’s letter dated January 3, 2014. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the revised Registration Statement.

On behalf of the Company, we respond to the specific comments of the Staff as follows:

General

Comment No. 1: Please supplementally provide us with any written materials that you, or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company will submit to the Staff copies of all written materials that the Company, or anyone authorized to do so on the Company’s behalf, provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, the Company will submit to the Staff any research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering.

1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326

Atlanta  •  Beijing  •  Raleigh-Durham  •  Savannah  • Taipei  • Washington, DC

Morris, Manning & Martin, LLP

Mr. Duc Dang

Securities and Exchange Commission

February 26, 2014

Comment No. 2: Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: Enclosed in a supplemental filing under separate cover are copies of any graphics, maps, photographs and related captions or other artwork, including logos, that the Company intends to use in the Prospectus. The Company further undertakes to submit any additional examples of such materials, if any, to the Staff for review prior to using them in any preliminary prospectus.

Comment No. 3: Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement, including, but not limited to, market research data culled from the Real Estate Center at Texas A&M University, the U.S. Department of Housing, the Urban Development and the Census Bureau. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily.

Response: Enclosed in a supplemental filing under separate cover are copies of the quantitative and qualitative business and industry data used in the Registration Statement, including, but not limited to, market research data culled from the Real Estate Center at Texas A&M University, the U.S. Department of Housing, the Urban Development and the Census Bureau. Such supplemental filing highlights the specific relevant data on which the Company is relying.

Comment No. 4: We note on page 201 that you have authorized the use of supplemental literature in connection with this offering. Please note that any sales literature, whether written or unwritten, that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any material information or disclosure regarding the offering that is not derived from or disclosed in the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5.

Response: The Company will submit to the Staff all sales literature, whether written or unwritten, that is to be used in connection with the offering, including sales literature intended for broker-dealer use only. The Company is aware of the requirements of Item 19.B of Industry Guide 5.

Comment No. 5: We note your analysis beginning on pages 23, 44, and 81 regarding why you believe your planned investment activities will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Morris, Manning & Martin, LLP

Mr. Duc Dang

Securities and Exchange Commission

February 26, 2014

Response: As discussed in more detail in the “Investment Objectives and Criteria – Investment Limitations to Avoid Registration as an Investment Company” section of the Prospectus, the Company may rely on the exclusion provided by Section 3(c)(5)(C) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), for companies that invest primarily in mortgages and other liens on and interests in real estate. This exclusion, as interpreted by the Commission, requires the Company to invest at least 55% of its portfolio in qualifying real estate assets and to invest at least another 25% of its portfolio in additional qualifying real estate assets or in a broader category of assets that the Company refers to as real estate-related assets. How the Company determines to classify its assets for purposes of the Investment Company Act will be based in large measure upon no-action positions taken by the Commission in the past. A detailed discussion of these no-action positions, and the methodology that the Company intends to use to classify its assets pursuant to these no-action positions, is provided in the “Investment Objectives and Criteria – Investment Limitations to Avoid Registration as an Investment Company” section of the Prospectus.

Furthermore, the Company may conduct its operations, and the operations of its operating partnership, and any other subsidiaries, so that no such entity meets the definition of an “investment company” under Section 3(a)(1) of the Investment Company Act. Under the Investment Company Act, in relevant part, a company is not deemed to be an “investment company” if:

•	pursuant to Section 3(a)(1)(A), it neither is, nor holds itself out as being, engaged primarily, nor proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•	pursuant to Section 3(a)(1)(C), it is neither engaged, nor proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and does not own or propose to acquire “investment securities” having a value exceeding 40% of the value of its total assets on an unconsolidated basis, or the 40% test. “Investment securities” excludes U.S. Government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

The Company believes that neither it nor its operating partnership will be considered investment companies under Section 3(a)(1)(A) of the Investment Company Act because neither of these entities will engage primarily or hold themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, the Company, through its operating partnership, will be engaged primarily in non-investment company businesses related to real estate. The Company intends to monitor its operations and its assets on an ongoing basis in order to ensure that neither the Company, nor any of its subsidiaries, meets the definition of “investment company” under Section 3(a)(1) of the Investment Company Act. Consequently, the Company expects that it and its operating partnership will be able to conduct their respective operations such that neither entity will be required to register as an investment company under the Investment Company Act.

Morris, Manning & Martin, LLP

Mr. Duc Dang

Securities and Exchange Commission

February 26, 2014

Comment No. 6: Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

Response: In accordance with the Staff’s comment, the Company has reviewed the applicability of the tender offer rules, including Rule 13e-4, Regulation 14E and the relevant no-action letters, to its share repurchase program in determining that the program is consistent with relief granted by the Division of Corporation Finance in prior no-action letters.

Comment No. 7: We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

Response: In accordance with the Staff’s comment, the Company has reviewed all elements of its share repurchase program in determining that the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted to Alston & Bird LLP dated October 22, 2007.

Prospectus Cover Page

Comment No. 8: Please add a summary risk factor to briefly address the limitations of your redemption program.

Response: The risk factors on the cover page of the Prospectus contained in the Registration Statement and the “Prospectus Summary – Summary Risk Factors” section of the Prospectus contained in the Registration Statement have been revised to include a summary risk factor regarding the limitations of the Company’s share repurchase program.

Q: Do your advisor entities use any specific criteria…, page 25

Comment No. 9: Please supplement the last bulleted item under this subheading to highlight your intensions to concentrate investment activities in Texas and certain other Southeast and Southwest sections of the United States, consistent with your disclosure on page 41.

Response: The “Questions and Answers About This Offering – Do your advisor entities use any specific criteria when selecting potential investments” section of the Prospectus contained in the Registration Statement has been revised to disclose the Company’s intention to initially concentrate its investment activities in the Southeast and Southwest sections of the United States, particularly in Texas.

Morris, Manning & Martin, LLP

Mr. Duc Dang

Securities and Exchange Commission

February 26, 2014

Risk Factors

Payment of fees to our advisor entities and their affiliates…, page 48

Comment No. 10: Please relocate this risk factor to the forepart of the risk factors section to place the attending risks to your fee structure in context. Please also revise the risk factor sub caption to reflect both the fees and reimbursable expenses that the company will pay to the advisor and its affiliates. Please also supplement your disclosure in this risk factor to address how the structure of your acquisition and disposition fees could potentially incentivize your advisor to select acquisition targets that have a greater cost.

Response: The information formerly contained in the “Payment of fees to our advisor entities and their affiliates will reduce cash available for investment and distribution” risk factor, along with the disclosure requested in the Staff’s comment, has been moved forward and included in the “Risk Factors – Risks Related to Conflicts of Interest – Our advisor entities and their affiliates, including all of our executive officers and some of our trustees, will face conflicts of interest caused by their compensation arrangements with us, which could reduce cash available for investment and distribution and result in actions that are not in the long-term best interests of our shareholders” section of the Prospectus contained in the Registration Statement.

Types of Investments, page 68

Comment No. 11: On page 69, you indicate that you will “generally” finance projects where the homes will be priced at or below the conforming loan limits. Please clarify if there is a percentage associated with your use of the term “generally” and whether there are additional risks associated with financing projects where the homes are priced above the conforming loan limits.

Response: The Company submits that while it has not established an intended percentage of finance projects where the homes will be priced at or below the conforming loan limits, the Company believes that such finance projects will likely represent approximately 80% of the Company’s investments, with approximately 20% of the Company’s investments representing finance projects where the homes will be priced above the conforming loan limits. Disclosure to this effect has been added to the “Investment Objectives and Criteria – Acquisition and Investment Policies – Types of Investments” section of the Prospectus contained in the Registration Statement. The Company further submits that the “Risk Factors – Risks Related to the Secured Loan Lending Business – Loans with respect to projects consisting of homes priced above conforming loan limits could reduce mortgage availability or prevent potential customers from buying new homes, which could adversely affect our business or our financial results” section of the Prospectus contained in the Registration Statement has been revised to disclose the additional risks associated with financing projects where the homes are priced above conforming loan limits.

Investment Committee, page 70

Comment No. 12: We note that your advisors have latitude to alter your investment guidelines and borrowing policies without stockholder approval, per your disclosure on page 45 in the Risk Factors section. Please revise the appropriate section to disclose how and when you will disclose any changes to your investment and borrowing policies to your stockholders.

Morris, Manning & Martin, LLP

Mr. Duc Dang

Securities and Exchange Commission

February 26, 2014

Response: The “Investment Objectives and Criteria – Change in Investment Objectives and Limitations” section of the Prospectus contained in the Registration Statement has been revised to disclose how and when changes to the implementation of the Company’s investment objectives and policies will be disclosed to the Company’s shareholders.

Secured Loans, page 76

Comment No. 13: Please clarify how the appraised value for your development loans will be determined since the properties are not yet developed.

Response: The Company respectfully submits that, prior to making an investment, the Company will obtain an independent appraisal from a person who is in the business of rendering opinions regarding the value of the type of assets to be held by the Company, including development loans. Such appraisals for development loans will contain an “as is” value for the undeveloped property and an “as developed” value for the property once the land has been developed in conformance with the approved entitlements provided to the independent appraiser. The Company notes that the policies and criteria for valuations are disclosed in the “Investment Objectives and Criteria – Underwriting Policies and Procedures” section of the Prospectus.

Credit Enhancements, page 77

Comment No. 14: We note the reference to collateral here and on page 68. Please revise to discuss the typical collateral provisions that accompany a credit enhancement arrangement and your intention, if any, from deviating from such practices.

Response: The “Investment Objectives and Criteria – Asset-Specific Underwriting Criteria – Credit Enhancements” section of the Prospectus contained in the Registration Statement has been revised to discuss typical collateral provisions that accompany a credit enhancement and the potential deviation from such practices by the Company.

Management

Executive Officers and Trustees, page 93

Comment No. 15: Please supplement your biographical disclosures to include a discussion of each officer’s business experience with respect to the credit enhancements aspect of your business.

Response: The biographical information in the “Management – Executive Officers and Trustees” section of the Prospectus contained in the Registration Statement has been revised to include a discussion of each person’s business experience with respect to credit enhancements. The Company respectfully notes that, as discussed in the “Investment Objectives and Criteria – Asset-Specific Underwriting Criteria – Credit Enhancements” section of the Prospectus contained in the Registration Statement, the Company does not intend to deviate from underwriting credit enhancements in the same manner applied to land acquisition, land development or home construction loans.

Morris, Manning & Martin, LLP

Mr. Duc Dang

Securities and Exchange Commission

February 26, 2014

The Advisory Agreement, page 106

Comment No. 16: On page 109, we note that you will reimburse your advisor for the cost of salaries. Please clarify here if you will provide reimbursements for your named executive officers’ salaries. If so, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please confirm that you will provide a break out of your reimbursements to specify any amounts reimbursed for salaries or benefits of a named executive officer and, as applicable, other key personnel.

Response: The Company submits that it will not reimburse the advisor or its affiliates for salaries and benefits paid by the advisor or its affiliates to the Company’s executive officers. However, the Company does hereby undertake to include in future filings that require disclosure pursuant to Item 402 or Item 404 of Regulation S-K the amount of fees paid to the advisor and the amounts paid pursuant to asset management fees and the reimbursement provision regarding personnel costs, if any.

The Sub-Advisor, page 110

Comment No. 17: Please revise to describe the “certain” duties that have been assigned to the sub-advisor.

Response: The “Management – The Sub-Advisor” section of the Prospectus contained in the Registration Statement, as well as comparable disclosure throughout the Prospectus, have been revised to disclose that the advisor’s duties have been delegated to the sub-advisor.

Subordinated Incentive Fee, page 120

Comment No. 18: Please clarify in the table that net income here is not based on GAAP, as noted in your footnote, and the fact that it could result in a number higher than your GAAP net income. Also, please provide us with an example of how this fee is calculated.

Response: The description of the Subordinated Incentive Fee in the “Prospectus Summary – Compensation to the Dealer Manager, Our Advisor Entities and Their Affiliates” and “Compensation” sections of the Prospectus have been revised in the Registration Statement to disclose that net income for purposes of calculating such fee is not based on generally accepted accounting principles in the United States (“GAAP”) and could result in payment of a higher fee than would be paid if net income was calculated in accordance with GAAP.

By way of a sample calculation of the subordinated incentive fee, if (a)(1) the Company’s shareholders’ equity equaled $1.0 billion, which was all raised in one year, and (2) the Company generated a net income of $120.65 million (total revenue less expenses, not including reserves for depreciation, impairment costs or bad debts or other similar non-cash reserves and excluding gain from sale of assets) in the applicable year, and (b) if the Company had already distributed to investors the $1.0 billion shareholders’ equity plus a 7.35% per annum cumulative, non-compounded return from prior cash distributions (which 7.35% return would equal $73.5 million on the $1.0 billion equity raised), then (c) the Company’s advisor entities would be entitled to 15% of the remaining net income after this $73.5 million had been distributed. Therefore, the advisor entities would receive a subordinated incentive fee of 15% of $47.15 million (the difference between the $120.65 million net income and the $73.5 million distribution), which would equal $7,072,500.

Morris, Manning & Martin, LLP

Mr. Duc Dang

Securities and Exchange Commission

February 26, 2014

Prior Performance Summary

Prior Investment Programs, page 132

Comment No. 19: Please tell us how the annual yield was calculated for the UDF programs.

Response: The Company submits that the annualized yield is calculated by first calculating the weighted average interest rate, which is the individual loan principal balance divided by the aggregate principal balance for all loans multiplied by the individual loan interest rate. All weighted average interest rates are then added together to calculate the annualized yield.

American Realty Capital Programs, page 138

Comment No. 20: Similar to your disclosure on page 132, please revise to provide a brief statement under this heading to note that none of the following programs have similar investment objectives to you. Also, please revise to limit the program summary to make it brief, as you have indicated on page 132.

Response: The “Prior Performance Summary – American Realty Capital Programs” section of the Prospectus contained in the Registration Statement has been revised to include a brief statement that none of the American Realty Capital Programs have investment objectives similar to the Company’s investment objectives. In addition, the disclosure in such section of the Prospectus has been revised to provide brief summaries of the American Realty Capital programs, pursuant to the Staff’s comment.

Share Repurchase Program, page 167

Comment No. 21: We note your disclosure here that you reserve the right to suspend or terminate your repurchase plan. Please tell us how a suspension of your repurchase plan would be consistent with this being a continuous offering under Rule 415.

Response: The Company respectfully notes that its share repurchase program is discretionary in nature and that shares repurchased by the Company under the share repurchase program will be canceled and will not be reissued unless they are first registered with the Securities and Exchange Commission under the Securities Act and under appropriate state securities laws, as disclosed in the “Description of Shares – Share Repurchase Program” section of the Prospectus. As such, the Company believes that any suspension or termination of the share repurchase program would not be inconsistent with the continuous offering of the Company’s shares pursuant to Rule 415(a)(1)(ix) under the Securities Act.

Appendix A – Prior Performance Tables

Table I: Experience in Raising and Investing Funds, page A-1

Comment No. 22: Please tell us if the sponsor or its affiliates purchased in any of the prior programs’ offerings disclosed here.

Morris, Manning & Martin, LLP

Mr. Duc Dang

Securities and Exchange Commission

February 26, 2014

Response: With respect to the entities described in Table I on page A-2 of the Prospectus, the Company submits that UMT Holdings, L.P. made a $200,000 investment in United Development Funding IV, and UMTH Land Development, L.P. invested $100 in United Development Funding III, L.P. and $65,000 in United Development Funding Land Opportunity Fund, L.P.

Table III: Operating Results of Public Programs, page A-4

Comment No. 23: Please tell us how the estimated value per unit was determined.

Response: The Company submits that the determination of the estimated value per unit of United Development Funding III, L.P. was disclosed in a Current Report on Form 8-K filed by United Development Funding III, L.P. (File No. 000-53159) on September 6, 2013.

Exhibits

Comment No. 24: Please file all exhibits as promptly as possible. If you are not in a position to file the legal and tax opinions with the next amendment, please provide us with draft copies for our review. The draft opinions should be filed as EDGAR correspondence.

Response: The Company notes that, other than the Form of Allocation Policy Agreement, the legality opinion of Venable LLP and the tax opinion of Morris, Manning & Martin, LLP, all exhibits have been attached to the revised Registration Statement. With respect to the Form of Allocation Policy Agreement, the legality opinion of Venable LLP and the tax opinion of Morris, Manning & Martin, LLP, the Company hereby undertakes to file such exhibits as promptly as possible. The Company also submits that draft forms of the legality opinion of Venable LLP and the tax opinion of Morris, Manning & Martin, LLP are attached hereto as Exhibits A and B, respectively.

Morris, Manning & Martin, LLP

Mr. Duc Dang

Securities and Exchange Commission

February 26, 2014

* * * * *

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7744.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Seth K. Weiner

Seth K. Weiner

cc: Hollis M. Greenlaw, Esq.

EXHIBIT A

Form of Opinion of Venable LLP

See attached.

VENABLE LLP

 _____________, 2014

United Development Funding Income Fund V

The United Development Funding Building

Suite 100

1301 Municipal Way

Grapevine, Texas 76051

Re:	Registration Statement on Form S-11 (File No. 333- )

Ladies and Gentlemen:

We have served as Maryland counsel to United Development Funding Income Fund V, a Maryland real estate investment trust (the “Company”), in connection with certain matters of Maryland law arising out of the registration of 50,657,895 common shares (the “Shares”) of beneficial interest, $.01 par value per share, of the Company (the “Common Shares”) covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”). Up to 37,500,000 Shares (the “Primary Offering Shares”) are issuable in a primary offering (the “Offering”) pursuant to subscription agreements (the “Subscription Agreements”) and up to 13,157,895 Shares (the “Plan Shares”) are issuable pursuant to the Company’s Distribution Reinvestment Plan (the “Plan”), subject to the right of the Company to reallocate Shares between the Offering and the Plan.

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (herein collectively referred to as the “Documents”):

1.       The Registration Statement and the related form of prospectus included therein (including, without limitation, the form of Subscription Agreement attached thereto as Exhibit B and the Plan attached thereto as Exhibit C) in the form in which it was transmitted to the Commission under the 1933 Act;

2.       The declaration of trust of the Company (the “Declaration of Trust”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3.       The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

United Development Funding Income Fund V

_____________, 2014

4.       A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

5.       Resolutions adopted by the Board of Trustees of the Company relating to the sale, issuance and registration of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

6.       A certificate executed by an officer of the Company, dated as of the date hereof; and

7.       Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1.       Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2.       Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3.       Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4.       All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5.       The Shares will not be issued or transferred in violation of any restriction or limitation on transfer and ownership of shares of beneficial interest of the Company contained in Article VII of the Declaration of Trust.

6.       Upon the issuance of any of the Shares, the total number of Common Shares issued and outstanding will not exceed the total number of Common Shares that the Company is then authorized to issue under the Declaration of Trust. We note that, as of the date hereof, there are more than 50,657,895 Common Shares available for issuance under the Declaration of Trust.

United Development Funding Income Fund V

_____________, 2014

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1.       The Company is a real estate investment trust duly formed and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2.       The issuance of the Primary Offering Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Subscription Agreements and the Registration Statement, the Primary Offering Shares will be validly issued, fully paid and nonassessable.

3.       The issuance of the Plan Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Plan and the Registration Statement, the Plan Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

EXHIBIT B

Form of Opinion of Morris, Manning & Martin, LLP

See attached.

__________ __, 2014

United Development Funding Income Fund V

The United Development Funding Building

1301 Municipal Way, Suite 100

Grapevine, Texas 76051

Re: Tax Opinion for REIT Status and Registration Statement on Form S-11

Ladies and Gentlemen:

We have acted as counsel to United Development Funding Income Fund V, a Maryland real estate investment trust (“UDF V”), in connection with the filing of the registration statement on Form S-11, Registration No. 333-_______, as such registration statement may be further amended from time to time (the “Registration Statement”), with the Securities and Exchange Commission (the “Commission”), relating to the proposed offering of up to 50,657,895 common shares of beneficial interest (the “Shares”), of UDF V.

The opinions set forth in this letter are based on relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder by the U.S. Department of the Treasury (including proposed and temporary regulations), and interpretations of the foregoing as expressed in court decisions, administrative determinations, and the legislative history, all as of the date hereof. These provisions and interpretations are subject to differing interpretations or change at any time, which may or may not be retroactive in effect, and which could adversely affect our opinions. In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the Internal Revenue Service (the “IRS”) or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to an issue, or that a court will not sustain such a position if asserted by the IRS.

In connection with rendering the opinions expressed below, we have examined originals (or copies identified to our satisfaction as true copies of the originals) of the following documents: (1) the Registration Statement; (2) UDF V’s Declaration of Trust, as filed as an exhibit to the Registration Statement; (3) UDF V’s Bylaws, as filed as an exhibit to the Registration Statement (the “Bylaws”); (4) the Agreement of Limited Partnership of UDF V OP, L.P. (the “Operating Partnership”); and (5) such other documents as may have been presented to us by UDF V from time to time. In addition, we have relied upon the factual representations contained in UDF V’s officer’s certificate, dated as of the date thereof, executed by a duly appointed officer of UDF V (the “Officer’s Certificate”), setting forth certain representations and covenants relating to the organization and proposed operation of UDF V, the Operating Partnership, and their respective subsidiaries (collectively, the Officer’s Certificate and the documents described in the immediately preceding sentence are referred to herein as the “Relevant Documents”).

Morris, Manning & Martin, LLP

We have assumed, with your consent, that (i) all of the factual representations, covenants and statements set forth in the Relevant Documents are true, correct and complete, (ii) any representation or statement made in the Officer’s Certificate as being made “to the knowledge of” or “in the belief of” any person or similarly qualified is true, correct and complete without such qualification, (iii) all of the obligations imposed by any such documents on the parties thereto have been and will be performed or satisfied in accordance with their terms, and (iv) UDF V, the Operating Partnership, and their respective subsidiaries (if any) each will be operated in the manner described in the Relevant Documents and all terms and provisions of such agreements and documents will be complied with by all parties thereto. Further, we have assumed and relied on your representations that the information presented in the Relevant Documents accurately and completely describes all material facts relevant to our opinion. We have not undertaken any independent inquiry into, or verification of, these facts for the purpose of rendering this opinion. While we have reviewed all representations made to us to determine their reasonableness, we have no assurance that they are or will ultimately prove to be accurate. No facts have come to our attention, however, that would cause us to question the accuracy or completeness of such facts or the Relevant Documents in a material way. Our opinion is conditioned on the continuing accuracy and completeness of such representations, covenants and statements. Any material change or inaccuracy in the facts referred to, set forth, or assumed herein or in the Relevant Documents may affect our opinions and may render such opinions inapplicable.

We also have assumed the legal capacity of all natural persons, the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

Based upon and subject to the foregoing, we are of the opinion that:

(i) commencing with UDF V’s taxable year ending December 31, 2014, or the first year in which UDF V commences material operations, UDF V will be organized in conformity with the requirements for qualification and taxation as a real estate investment trust (“REIT”) under the Code, and UDF V’s proposed method of operations will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code; and

(ii) the discussion in the Registration Statement under the heading “Federal Income Tax Considerations,” to the extent that it constitutes matters of federal income tax law or legal conclusions relating thereto, is a fair and accurate summary of the U.S. federal income tax considerations that are likely to be material to a holder of UDF V’s Shares.

Morris, Manning & Martin, LLP

We express no opinion on any issue relating to UDF V, the Operating Partnership or the discussion in the Registration Statement under the heading “Federal Income Tax Considerations” other than as expressly stated above.

UDF V’s qualification and taxation as a REIT will depend upon UDF V’s ability to meet on a continuing basis, through actual annual operating and other results, the various requirements under the Code as described in the Registration Statement with regard to, among other things, the sources of its gross income, the composition of its assets, the level of its distributions to shareholders, and the diversity of its share ownership. We will not review UDF V’s compliance with these requirements on a continuing basis. Accordingly, no assurance can be given that the actual results of the operations of UDF V for any given taxable year will satisfy the requirements under the Code for UDF V’s qualification and taxation as a REIT.

This opinion letter is rendered to you for your use in connection with the Registration Statement. Except as provided in the next paragraph, this opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, filed with any governmental agency, or relied upon by any other person for any other purpose (other than as required by law) without our express written consent.

We consent to the use of our name under the captions “Federal Income Tax Considerations” and “Legal Matters” in the Registration Statement and to the use of these opinions for filing as Exhibit 8.1 to the Registration Statement. In giving this consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission thereunder.

Very truly yours,
MORRIS, MANNING & MARTIN, LLP

By: